SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission file number 0-22287
                                                                        -------

                           NOTIFICATION OF LATE FILING

     (Check One):[   ] Form 10-K [   ] Form 11-K [   ] Form 20-F [ X ] Form 10-Q
[   ]  Form N-SAR

     For Period Ended:  September 30, 2000
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[   ] Transition Report on Form 10-K   [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F   [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

     For the Transition Period Ended:
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Read attached instructions sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant Cumberland Mountain Bancshares, Inc.
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Former Name if Applicable

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Address of principal executive office (Street and number)
1431 Cumberland Avenue
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City, State and Zip Code
Middlesboro, Kentucky 40965
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
[   ]     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The 10-QSB for Cumberland Mountain Bancshares, Inc. (the "Company") could not be filed within the prescribed time period due to adjustments to the financial statements of the Company's Savings Bank subsidiary that occurred just prior to the filing deadline. To incorporate the adjustments into the Company's financial statements with all necessary reviews by the filing deadline would have caused unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        J. D. Howard                         (606)                248-4584
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            (Name)                        (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [ X ] YES [   ] NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ X ] YES [   ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (see Attachment A)

                      CUMBERLAND MOUNTAIN BANCSHARES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2000                   By /s/ James J. Shoffner
      ------------------------------         ----------------------------
                                             James J. Shoffner, President

                  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Attachment A
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     The  Company  expects  to  report  a net loss for the  three  months  ended
September 30, 2000 of approximately $598,000 as compared to a net profit for the three months ended September 30, 1999 of approximately $166,000. The decline in profits in the three months ended September 30, 2000 is attributable to an increase in the provision for loan losses from $62,000 in the three months ended September 30, 1999 to $778,000 for the three months ended September 30, 2000.